Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Nine Months
	Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014
Fixed charges:
Interest expense on indebtedness	$20	$25	$14	$0
Interest expense on portion of rent expense representative of interest	$94	$122	$92	$18

Total fixed charges	$114	$147	$106	$18

Preferred stock deemed dividend	$0	$0	$0	$3,230

Total fixed charges and preferred dividend	$114	$147	$106	$3,248

Net loss	$(41,358)	$(114,522)	$(47,453)	$(25,404)
Fixed charges per above	$114	$147	$106	$18

Total earnings (loss)	$(41,244)	$(114,375)	$(47,347)	$(25,386)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	$(41,358)	$(114,522)	$(47,453)	$(28,634)